ITT Educational Services, Inc.

13000 North Meridian Street

Carmel, IN 46032-1404

Telephone (317) 706-9200

July 28, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	ITT Educational Services, Inc.

Form 10-K for the Year Ended December 31, 2008

Filed February 19, 2009

File No. 1-13144

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated July 14, 2009 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.

Results of Operations, page 36

1.

Comment: We refer to your discussion of your results of operations and particularly operating income. One of the objectives of MD&A is to provide a narrative explanation of the company’s financial statements that enables investors to see the company through the eyes of management. We note that operating income increased 35% from 2007. You cite greater efficiencies in operations, lower amortization expense associated with certain assets and decreased costs associated with laptop sales. However, it is not clear to what degree each of these factors had on your operating results. Accordingly, we note that you put 9 new institutions into place in fiscal 2008, expect to continue to expand your operations in 2009 and that laptop sales account for only a portion of other revenue, which was less than 3% in 2008. Please revise to:

•	clearly disclose and quantify each material factor that contributed to the change in operating income;

Mr. Larry Spirgel

July 28, 2009

•

describe any other known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

•	provide insight into the underlying business drivers or conditions that contributed to these changes; and
•	disclose the impact that the current weakened economy has had on your business and describe how and the extent to which it has or you expect it to have on your results of operations.

For further guidance, please refer to Item 303 Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: The Company’s objective, through its MD&A, is to provide a narrative explanation of the Company’s financial statements through the eyes of management. The potential factors that can impact the Company’s results of operations and financial condition in any reporting period are limited to a set of identifiable and straightforward factors. Each reporting period, while preparing its MD&A, the Company reviews all changes from the prior year period(s), identifies each of the factors that contributed to each of those changes, and assesses the materiality and degree of significance of each of those factors. The Company then discloses in its MD&A, with respect to each change, only those factors that had a material impact on the change, so that inclusion of immaterial factors does not detract from the discussion of the material factors. Further, within each listing of material factors contributing to a change, the factors are listed in order of significance, to enable the reader to understand the relative level of impact of the material factors.

With respect to the Company’s operating income and operating margin results in each reporting period, the factors that contributed to the changes in those results from the respective prior year reporting periods in each case have already been discussed immediately above in the Company’s MD&A in the discussions of the factors impacting changes in revenue, cost of educational services, and student services and administrative expenses. In the past, the Company has not again listed those factors in the discussion of the changes in operating income and operating margin, in order to avoid unnecessary repetition of the same factors. As discussed below, however, beginning with the Company’s Form 10-Q for the fiscal quarter ended June 30, 2009, the Company did reference the previous discussions in order to more clearly explain to the reader the factors contributing to the changes in operating income and operating margin.

In addition, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, the Company has included a separate subsection in its MD&A titled “Student Financing Update.” This subsection has addressed the most significant impact that the weakened economy has had on the Company’s business, namely the tightening of the credit markets and the reduced availability of private education loans for the Company’s students. The Company has included this subsection in each of its periodic reports since the first quarter of 2008, updating it each time to discuss the relevant impact. The Company intends to continue to discuss in its MD&A, in a separately titled subsection or otherwise, the impact of the weakened economy on the Company’s business for so long as the impact is material to the Company. Further,

Mr. Larry Spirgel

July 28, 2009

although the impact of a weakened economy, particularly higher unemployment rates among unskilled workers, on the enrollment patterns of students at postsecondary educational institutions cannot be quantified, the Company did add a discussion of such factor in the MD&A in its Form 10-Q for the fiscal quarter ended June 30, 2009, as discussed below.

In order to provide additional clarity to investors, in response to this comment, the Company included additional disclosures in the MD&A section of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed with the SEC on July 23, 2009 (the “Form 10-Q”). The additional disclosures:

•	explain that the reasons for the increases in operating income and operating margin over the prior year periods are discussed in the immediately preceding paragraphs;
•

clarify that for all discussions in the MD&A of factors that contributed to a change in the Company’s financial condition or results of operations, the Company discloses the primary material factors that contributed to the change, in order of significance; and

•	expand the discussion of the impact that the current weakened economy has had on the Company’s business and the potential ongoing effect.

Exhibit A attached to this letter contains excerpts from the MD&A included in the Form 10-Q that set forth the additional disclosures that the Company has included in the Form 10-Q in response to this comment, shown in a track changes format.

Note 1. Business and Significant Accounting Policies, page F-7

Direct Marketing Costs, page F-8

2.

Comment: We refer to your accounting policy for direct marketing costs. You state that you amortize these costs on a cost-pool-by-cost-pool basis over the period that you expect to receive revenue streams associated with those assets. You further state that since you recognize tuition on a straight-line basis over the program length, you recognize the amortization of the capitalized direct marketing costs on a straight-line basis over the program length. Please define “program length” for us, specifically indicating the periods over which you amortize these costs and how this compares to the period over which revenue is recognized. Describe how you account for these direct marketing costs and why you believe deferral over this period is appropriate. Also provide a schedule summarizing the amount and types of costs capitalized during each period for which an income statement is presented. Tell us the consideration you gave to the guidance in SFAS 91, FTB 90-1 or other relevant accounting literature in determining the appropriate accounting treatment.

Response: Direct costs incurred related to the enrollment of new students are capitalized using the successful efforts method. Successful efforts is the ratio of students enrolled to prospective students interviewed. The total amount and type of costs capitalized for the years indicated were as follows:

Mr. Larry Spirgel

July 28, 2009

(dollars in thousands)	2008	2007	2006
Salaries	$61,003	$51,157	$45,941
Benefits	10,980	9,208	8,269
Other direct costs	2,296	2,263	3,232
Total Costs	$74,279	$62,628	$57,442
Amount Capitalized	$24,512	$20,667	$22,862

Other direct costs include expenses directly related to the recruitment of students incurred by the recruiting representatives such as licensing, telephone and travel.

We amortize direct marketing costs on a cost-pool-by-cost-pool basis over the period that we expect to receive revenue streams associated with the direct marketing asset. A cost pool is defined as the group of students that begin each academic quarter (“Class”). The direct marketing costs that are capitalized with respect to a particular Class are amortized using a method that corresponds to the amount of tuition revenue that will be recognized in each academic quarter for that group of students. Since we recognize tuition revenue for a Class on a straight-line basis over the program length, we also recognize amortization of the capitalized direct marketing costs with respect to that Class on a straight-line basis over the same period.

The program length is the length of time that it would take a student to complete a program of study, such as an associate or bachelor degree program. A program is comprised of individual 12-week academic quarters. The length of a typical associate degree program would be eight academic quarters or 24 months. Based on an analysis of historical student enrollment trends, which is performed on an annual basis, the average program length of our students was nine quarters in 2006, 2007 and 2008.

If a student withdraws, however, any remaining amount of the capitalized direct marketing costs related to that student is expensed immediately, because the realizability of the remaining capitalized direct marketing costs related to the student is impaired (as no further revenue will be recognized for a student who has withdrawn). We do not record those write-offs on a specific identification basis. Instead, the straight-line amortization rate for each academic quarter is adjusted to account for the estimated amount of the capitalized direct marketing costs to be written off as a result of withdrawing students within a Class. The amortization method and period are based on historical trends of student enrollment and retention activity.

Historically, the rate at which students withdraw is highest in the early academic quarters of their programs and progressively decreases in the subsequent academic quarters (i.e., the rate of student withdrawals in the first academic quarter is higher than the rate of student withdrawals in the second academic quarter, which is higher than the rate of student withdrawals in the third quarter, and so on). The adjustments to the straight line amortization to account for the required write-offs associated with withdrawing students results in an “accelerated” amortization of the capitalized direct marketing costs. We review the amortization rates annually to ensure that they are representative of the actual rates at which students withdraw and, therefore, correspond to the amount of revenue recognized.

Mr. Larry Spirgel

July 28, 2009

The percentage of direct marketing costs that are amortized in each academic quarter after each cost pool is established is as follows:

Academic Quarter	Percentage of Direct Marketing Costs Amortized
1	24%
2	17%
3	14%
4	12%
5	10%
6	9%
7	8%
8	6%
9	2%
Total	100%

We are comfortable that the capitalized direct marketing costs will be recovered, because at any point in time under the amortization methodology discussed above, the amount of capitalized direct marketing costs included on our consolidated balance sheet relates only to those students who are currently enrolled. The amortization method and periods are based on historical trends of student withdrawals and, therefore, the capitalized direct marketing costs related to those students who have withdrawn are written off.

The Company’s accounting policy for direct marketing costs was adopted prior to the Company’s common stock becoming publicly traded. When new accounting guidance is issued, we review the guidance to determine whether it would apply to this (or any other) accounting policy used in the preparation of our financial statements, and we make adjustments to our accounting policies when required to comply with the authoritative literature.

We considered the following guidance in determining the appropriate accounting treatment of direct marketing costs:

•	Statement of Financial Accounting Standards No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” (Par. 5);
•	FASB Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts” (Par. 4);
•	Staff Accounting Bulletin Topic 13 “Revenue Recognition” (Sec. A.3(f) Questions 3-4);
•	Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (Par. 29); and
•	Statement of Position No. 93-7, “Reporting on Advertising Costs”.

As discussed above, the direct costs associated with obtaining a new student are deferred and recognized as the revenue associated with that student is earned and recognized based on our ability to track the success in obtaining students (and revenue) as a direct

Mr. Larry Spirgel

July 28, 2009

result of the costs incurred (i.e., the successful efforts method). We continually monitor the appropriateness of our methodology to ensure that the costs directly associated with the recognized revenue are aligned.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dmfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick

Executive Vice President,

Chief Financial Officer

Exhibit A

Excerpts from Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Form 10-Q for the fiscal quarter ended June 30, 2009.

Overview

You should keep in mind the following points as you read this report:

•	References in this document to “we,” “us,” “our” and “ITT/ESI” refer to ITT Educational Services, Inc. and its subsidiaries.
•

The terms “ITT Technical Institute” or “Daniel Webster College” (in singular or plural form) refer to an individual campus owned and operated by ITT/ESI, including its learning sites, if any. The terms “institution” or “campus group” (in singular or plural form) mean a main campus and its additional locations, branch campuses and/or learning sites, if any.

This management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the same titled section contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC for discussion of, among other matters, the following items:

•	cash receipts from financial aid programs;
•	nature of capital additions;
•	seasonality of revenue;
•	components of income statement captions;
•	federal regulations regarding:

•	timing of receipt of funds from the federal student financial aid programs under Title IV of the Higher Education Act of 1965, as amended (the “Title IV Programs”);
•	percentage of applicable revenue that may be derived from the Title IV Programs;
•	return of Title IV Program funds for withdrawn students; and
•	default rates;
•	private loan programs;
•	investments;
•	repurchase of shares of our common stock.

This management’s discussion and analysis of financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenue, expenses, and contingent assets and liabilities. Actual results may differ from those estimates and judgments under different assumptions or conditions.

In this management’s discussion and analysis of financial condition and results of operations, when we discuss factors that contributed to a change in our financial condition or results of operations, we disclose the primary factors that materially contributed to that change.

*****

We believe that economic downturns in the United States, in particular those that result in higher unemployment rates among unskilled workers, have historically been associated with increased student enrollment at postsecondary educational institutions. Based on this, we believe that the current economic recession in the United States which has given rise to higher unemployment among unskilled workers has contributed to the year-over-year increases in our new and total student enrollment in each of the past few fiscal quarters. These increases have had a material favorable effect on our results of operations, cash flows and financial condition. There are a number of other factors, however, that affect student enrollment, and we cannot assure you that this trend will continue or we will continue to experience similar financial and operating results. In addition, tighter credit markets in the United States have contributed to reduced availability of private education loans from third-party lenders to our students and, as a result, have led to an increase in the amount of internal student financing that we have provided to our students. See “—Financial Condition, Liquidity and Capital Resources—Student Financing Update” below.

*****

Three Months Ended June 30, 2009 Compared with Three Months Ended June 30, 2008. Revenue increased $70.7 million, or 28.7%, to $317.1 million in the three months ended June 30, 2009 compared to $246.4 million in the three months ended June 30, ~~2008, primarily due to:~~ 2008. The primary factors that contributed to this increase included, in order of significance:

•	a 21.1% increase in total student enrollment at March 31, 2009 compared to March 31, 2008;
•	a 5.0% increase in tuition rates in March 2009; and
•	a 140 basis point increase in the student persistence rate in the three months ended June 30, 2009 compared to the three months ended June 30, 2008.

The primary factors that contributed to the increase in student enrollment ~~was primarily due to~~included, in order of significance:

•	student enrollment growth in programs of study and at locations that were in existence prior to 2008;
•	new programs of study offered at our campuses; and
•	operating new campuses.

Cost of educational services increased $15.6 million, or 16.4%, to $110.8 million in the three months ended June 30, 2009 compared to $95.2 million in the three months ended June 30, ~~2008, primarily due to:~~ 2008. The primary factors that contributed to this increase included, in order of significance:

•	the costs required to service the increased total student enrollment; and
•	increased costs associated with operating new campuses.

The increase in cost of educational services was partially offset by greater efficiencies in the operation of our campuses.

Cost of educational services as a percentage of revenue decreased 370 basis points to 34.9% in the three months ended June 30, 2009 compared to 38.6% in the three months ended June 30, ~~2008, primarily due to~~ 2008. The primary factor that contributed to this decrease was greater efficiency in the operation of our campuses. The decrease in cost of educational services as a percentage of revenue was partially offset by the costs associated with operating new campuses.

Student services and administrative expenses increased $14.1 million, or 18.9%, to $89.0 million in the three months ended June 30, 2009 compared to $74.9 million in the three months ended June 30, 2008. The principal causes of this increase included~~:~~, in order of significance:

•	an increase in bad debt expense associated with increases in the amount of internal student financing; and
•	an increase in compensation and benefit costs associated with a greater number of employees.

Student services and administrative expenses decreased to 28.1% of revenue in the three months ended June 30, 2009 compared to 30.4% of revenue in the three months ended June 30, ~~2008, primarily due to~~2008. The principal cause of this decrease was media advertising costs increasing at a lower rate than the increase in revenue~~, which~~. The decrease in student services and administrative expenses as a percentage of revenue was partially offset by an increase in bad debt expense. Bad debt expense as a percentage of revenue increased to 5.9% in the three months ended June 30, 2009, compared to 3.9% in the three months ended June 30, ~~2008, primarily as a result of~~2008. The primary factor that contributed to this increase was an increase in the amount of internal student financing that we provided to our students. We believe that our bad debt expense as a percentage of revenue will be in the range of 5.0% to 7.0% in the fiscal year ending December 31, 2009.

Operating income increased $41.0 million, or 53.7%, to $117.3 million in the three months ended June 30, 2009 compared to $76.3 million in the three months ended June 30, ~~2008. The~~2008, as a result of the impact of the factors discussed above in connection with revenue, cost of educational services, and student services and administrative expenses. Our operating margin increased to 37.0% in the three months ended June 30, 2009 compared to 31.0% in the three months ended June 30, ~~2008.~~2008, as a result of the impact of the factors discussed above.

Interest income decreased $0.3 million, or 25.4%, to $0.9 million in the three months ended June 30, 2009 compared to $1.2 million in the three months ended June 30, 2008, primarily due to a decrease in investment returns in the overall market. Interest expense decreased $0.9 million, or 80.3%, to $0.2 million in the three months ended June 30, 2009 compared to $1.1 million in the three months ended June 30, 2008, primarily due to a decrease in the effective interest rate on our revolving credit facilities.

Our combined federal and state effective income tax rate was 39.0% in the three months ended June 30, 2009 compared to 38.3% in the three months ended June 30, 2008. The primary factor that contributed to the increase of 70 basis points in the effective income tax rate was the lower amount of tax exempt investment income in the three months ended June 30, 2009 compared to the same period in 2008.

Six Months Ended June 30, 2009 Compared with Six Months Ended June 30, 2008. Revenue increased $123.9 million, or 25.7%, to $605.2 million in the six months ended June 30, 2009 compared to $481.3 million in the six months ended June 30, ~~2008, primarily due to:~~ 2008. The primary factors that contributed to this increase included, in order of significance:

•	a 21.1% increase in total student enrollment at March 31, 2009 compared to March 31, 2008;
•	a 5.0% increase in tuition rates in March 2009 and March 2008; and
•	a 16.9% increase in total student enrollment at December 31, 2008 compared to December 31, 2007.

The primary factors that contributed to the increase in student enrollment ~~was primarily due to~~included, in order of significance:

•	student enrollment growth in programs of study and at locations that were in existence prior to 2008;
•	new programs of study offered at our campuses; and
•	operating new campuses.

Cost of educational services increased $24.7 million, or 13.2%, to $211.9 million in the six months ended June 30, 2009 compared to $187.2 million in the six months ended June 30, ~~2008, primarily due to:~~ 2008. The primary factors that contributed to this increase included, in order of significance:

•	the costs required to service the increased total student enrollment; and
•	increased costs associated with operating new campuses.

The increase in cost of educational services was partially offset by~~:~~, in order of significance:

•	greater efficiencies in the operation of our campuses; and
•	decreased costs associated with decreased sales of laptop computers.

Cost of educational services as a percentage of revenue decreased 390 basis points to 35.0% in the six months ended June 30, 2009 from 38.9% in the six months ended June 30, ~~2008, primarily due to~~ 2008. The primary factor that contributed to this decrease was greater efficiency in the operation of our campuses, including lower occupancy costs as a percentage of revenue. The decrease in cost of educational services as a percentage of revenue was partially offset by the costs associated with operating new campuses.

Student services and administrative expenses increased $26.8 million, or 18.0%, to $175.9 million in the six months ended June 30, 2009 compared to $149.0 million in the six months ended June 30, 2008. The principal causes of this increase included~~:~~, in order of significance:

•	an increase in bad debt expense associated with increases in the amount of internal student financing; and
•	an increase in compensation and benefit costs associated with a greater number of employees.

Student services and administrative expenses decreased to 29.1% of revenue in the six months ended June 30, 2009 compared to 31.0% of revenue in the six months ended June 30, ~~2008, primarily due to~~2008. The primary cause of this decrease was media advertising costs increasing at a lower rate than the increase in revenue~~, which~~. The decrease in student services and administrative expenses as a percentage of revenue was partially offset by an increase in bad debt expense. Bad debt expense as a percentage of revenue increased to 5.4% in the six months ended June 30, 2009, compared to 3.5% in the six months ended June 30, ~~2008, primarily as a result of~~2008. The primary factor that contributed to this increase was an increase in the amount of internal student financing that we provided to our students. We believe that our bad debt expense as a percentage of revenue will be in the range of 5.0% to 7.0% in the fiscal year ending December 31, 2009.

Operating income increased $72.4 million, or 49.9%, to $217.4 million in the six months ended June 30, 2009 compared to $145.0 million in the six months ended June 30, ~~2008. The~~2008, as a result of the impact of the factors discussed above in connection with revenue, cost of educational services, and student services and administrative expenses. Our operating margin increased to 35.9% in the six months ended June 30, 2009 compared to 30.1% in the six months ended June 30, ~~2008.~~ 2008, as a result of the impact of the factors discussed above.

Interest income decreased $1.1 million, or 34.2%, to $2.1 million in the six months ended June 30, 2009 compared to $3.2 million in the six months ended June 30, 2008, primarily due to a decrease in investment returns in the overall market. Interest expense decreased $2.2 million, or 84.4%, to $0.4 million in the six months ended June 30, 2009 compared to $2.6 million in the six months ended June 30, 2008, primarily due to a decrease in the effective interest rate on our revolving credit facilities.

Our combined federal and state effective income tax rate was 38.9% in the six months ended June 30, 2009 compared to 38.4% in the six months ended June 30, 2008.